Exhibit (c)(4)

HOULIHAN LOKEY

Project Legend

PRELIMINARY DISCUSSION MATERIALS FOR THE SPECIAL COMMITTEE

JULY 17, 2022
PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

Preliminary Liquidation Analysis

Company Assets and Liabilities

(dollars in millions)

		Draft Balance Sheet as of 6/30/2022 [1]	Recoverability Estimate Low		Recoverability Estimate High	Hypothetical Liquidation Value Low		Hypothetical Liquidation Value High
	Current Assets:							
A	Cash & Cash Equivalents	$28.9	*100%*	–	*100%*	$28.9	–	$28.9
	Interest Receivable	0.0	*100%*	–	*100%*	0.0	–	0.0
	Prepaid Clinical	1.0	*0%*	–	*0%*	0.0	–	0.0
	Prepaid Discovery	0.5	*25%*	–	*50%*	0.1	–	0.2
	Prepaid Insurance	0.4	*0%*	–	*0%*	0.0	–	0.0
	Prepaid Other	0.6	*10%*	–	*20%*	0.1	–	0.1
B	Prepayments and Other Current Assets	2.5				0.2	–	0.4
	Current Assets	**$31.4**				**$29.1**	–	**$29.2**
	Non-Current Assets:							
C	Property and Equipment, net	0.1	*0%*	–	*0%*	0.0	–	0.0
D	Long-Term Deposit	0.4	*0%*	–	*0%*	0.0	–	0.0
	Off Balance Sheet Assets:							
E	Intellectual Property					5.0	–	20.0
	Total Assets	**$31.9**				**$34.1**	-	**$49.2**
	Current Liabilities:							
F	Accounts Payable	3.9	*100%*	–	*100%*	3.9	–	3.9
	Accrued Other	0.9	*100%*	–	*100%*	0.9	–	0.9
	Accrued Interest	0.2	*0%*	–	*0%*	0.0	–	0.0
	Accrued Wages and Vacation	0.6	*100%*	–	*100%*	0.6	–	0.6
	Accrued Retention Bonus	0.2	*100%*	–	*100%*	0.2	–	0.2
	Accrued Bonus	1.4	*0%*	–	*0%*	0.0	–	0.0
	Accrued Clinical	1.6	*100%*	–	*100%*	1.6	–	1.6
	Accrued Pharma Sci Costs	0.3	*100%*	–	*100%*	0.3	–	0.3
	Accrued Discovery	0.3	*100%*	–	*100%*	0.3	–	0.3
	Deferred Rent	0.0	*0%*	–	*0%*	0.0	–	0.0
G	Other Current Liabilities	5.6				3.9	–	3.9
	Current Liabilities	**$9.4**				**$7.8**	–	**$7.8**
	Non-Current Liabilities:							
	Total Funded Amount of DFA	65.0	*100%*	–	*300%*	65.0	–	195.0
	Fair Value Adjustment	0.6						
H	Development Funding Agreement Liability	65.6				65.0	–	195.0
	Total Debt	15.0	*109%*	–	*109%*	16.4	–	16.4
	Unamortized Debt Discount	(1.1)						
I	Debt	13.9				16.4	–	16.4
	Total Liabilities	**$88.9**				**$89.1**	–	**$219.1**

1. Based on draft unaudited balance sheet as of 6/30/2022, per Company management, which is subject to further revision.

Source: Company management, Venture Loan and Security Agreement with Horizon dated as of September 30, 2021, Development Funding Agreement with Morningside dated October 30, 2020, and other discovery/clinical study master service agreements.

PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

HOULIHAN LOKEY | 2

Preliminary Liquidation Analysis Preliminary Hypothetical Liquidation Value Reference Range Preliminary Hypothetical Liquidation Value Reference Range (dollars in millions) Hypothetical Liquidation Value Low High Total Assets (see prior page) $34.1 $49.2 Total Liabilities (see prior page) (219.1) (89.1) Residual Value (Total Assets less Total Liabilities) [1] ($185.0) ($39.9) J Wind-Down Costs: Operating Costs During Wind-Down (0.8) (0.5) Trial Wind-Down Costs (1.0) (0.8) Severance Fee (2.5) (1.5) D&O Insurance Tail (3.0) (2.0) ADS Cancellation Costs (2.4) (1.9) Other Legal Charges (Litigation, Tax Clearance, Authority, Deregistration, etc.) (1.5) (1.0) Total Wind Down Charges (11.2) (7.7) Preliminary Hypothetical Liquidation Value Reference Range ($196.2) ($47.5) 1. Residual value range calculated at the low end as low of total assets less high of total liabilities and at the high end as high of total assets less low of total liabilities. Source: Company management, Venture Loan and Security Agreement with Horizon dated as of September 30, 2021, Development Funding Agreement with Morningside dated October 30, 2020, and other discovery/clinical study master service agreements. PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION 3

Preliminary Liquidation Analysis Selected Commentary A Cash & Cash Equivalents: According to Company management, cash & cash equivalents is assumed to be fully recoverable in an orderly liquidation. B Prepayments and Other Current Assets: Interest Receivable : Company management indicated interest receivable is soon to be received and it is assumed to be fully recoverable in an orderly liquidation. Prepaid Clinical: Represents deposits and other prepaid expenses for existing clinical trials. In the event of liquidation, Company management believes it would not be able to recover any amount due to the shut down of these trials and assumed a recovery probability of 0%. Prepaid Discovery: Represents the contractual upfront payments paid to various institutions. In the event of liquidation, Company management indicated a recovery probability of 25% to 50%. Prepaid Insurance: Represents prepaid expenses related to D&O insurance. The Company’s current policy expires shortly and the Company expects to continue to have this coverage, and therefore a probability of recovery of 0% is assigned. Company management expects to renew or obtain a new D&O insurance coverage policy, and the expenses associated with it are captured in the D&O Insurance Tail wind-down costs. Prepaid Other: Represents other prepaid general and miscellaneous costs (eg, subscriptions) and Company management indicated a probability of recovery of 10% to 20%. C Property and Equipment, net: Per Company management, it represents primarily office and lab equipment. Company management indicated it had been trying to sell certain lab equipment for over a year with no interested buyers. Additionally, Company management assumed there is de minimis value for the office equipment, and therefore a recovery probability of 0%. D Other Non-Current Assets: Represents assets primarily related to the equity financing from Lincoln Park Capital. Company management assumed 0% probability of recovery in the event of liquidation. E Intellectual Property: The Company has explored using its licensed or internally developed IP to form funding partnerships and use as a source of collateral to raise capital, but has been unsuccessful after talking with a broad universe of strategic and financial investors that may be interested in the Company’s development pipeline. Company management believes the short patent expiration of the licensed IP and the relatively early stage status of clinical developments would make it difficult to realize any significant value of the licensed and self-developed IP. The Company has an indication of interest for licensing its elamipretide IP in Europe for a base payment of less than $1 million plus various milestone payments. As a result, Company management assumed approximately $5.0 to $20.0 million liquidation value of both its licensed and self-developed IP. The Company is also aware of IP asset sales for financially distressed biopharma companies which had base payments of a similar magnitude and for which milestone payments were negotiated, but does not believes to have ever been realized. F Accounts Payable: Represents various amounts due to suppliers and vendors. The Company estimated that 100% of the balance needs to be paid in full in the event of liquidation. Source: Company management, Venture Loan and Security Agreement with Horizon dated as of September 30, 2021, Development Funding Agreement with Morningside dated October 30, 2020, and other discovery/clinical study master service agreements. 4 PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

Preliminary Liquidation Analysis Selected Commentary (cont.) G Other Current Liabilities: Represents accrued liabilities relates to employee salaries and benefits, audit, and other clinical and administrative activities. Company management assumed all accrued liabilities to be fully paid in the event of liquidation, with the exception of (i) accrued interest (0% recoverability, relates to the accrued portion of the 6% final payment that is reflected in the debt balance), (ii) employee bonus (0% recoverability, replaced with severance costs for the associated employees), and (iii) deferred rent (0% recoverability, represents a non-cash liability). H Development Funding Agreement Liability: The Company’s inability to continue development efforts in a liquidation would be a breach of the DFA which management believes would be likely to result in a termination triggering a termination payment equal to 300% of the funded amount, or $195 million. Company management has initiated discussions with the investor to terminate or convert the DFA at the drawn to date, or $t65 million, but no agreement has been reached. I Debt: Represents $15.0 million venture loan from Horizon Technology Finance Corporation (“Horizon”). Upon a prepayment, the Company is required to pay (i) a fee of up to 3% of outstanding debt, or $0.5 million, and (ii) an additional final debt payment of 6% of total principal balance, or $0.9 million. J Wind-Down Costs: Company management indicated that it would take approximately two to three months to wind down the operating business, and additional time to shut down existing trials. During this time, the Company would incur approximately $7.7 to $11.2 million in expenses. Operating Costs During Wind-Down: Represents primarily the payroll costs of core financial and administrative employees who would need to be retained during the two to three months of operational business wind-down period per Company management. Additional time may be required to shut down the existing trials (as per below). Such payroll costs are estimated based on a monthly payroll cost of approximately $200K per month, representing a quarter of payroll monthly costs for all employees. Trial Shut Down Costs: Represents both payroll costs and clinical trial costs to orderly shut down existing trials and programs. Company management indicated that it would take approximately three to six months. Severance Fees: Represents severance fees paid to employees and certain executives who are entitled for up to 6 months severance package. D&O Insurance Tail: Represents the estimated price of a short-term extension (to cover wind-down period) and tail coverage policy for D&O insurance per Company management. Current D&O insurance is set to expire in mid Q3. The Company is currently in the process of collecting quotes for a renewal of its existing policy, as well as coverage through a new provider. ADS Cancellation Costs: Under its contract with Citi, the Company will incur a cancellation charge of $0.05 per ADS plus other contractual fees. Other Legal Charges: Represents estimated other legal and administrative costs in the event of liquidation. Source: Company management, Venture Loan and Security Agreement with Horizon dated as of September 30, 2021, Development Funding Agreement with Morningside dated October 30, 2020, and other discovery/clinical study master service agreements. 5 PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

Disclaimer This presentation, and any supplemental information (written or oral) or other documents provided in connection therewith (collectively, the “materials”), are provided solely for the information of the Special Committee (the “Committee”) of the Board of Directors (the “Board”) of Stealth BioTherapeutics Corp (the “Company”) by Houlihan Lokey in connection with the Committee’s consideration of a potential transaction (the “Transaction”) involving the Company. This presentation is incomplete without reference to, and should be considered in conjunction with, any supplemental information provided by and discussions with Houlihan Lokey in connection therewith. Any defined terms used herein shall have the meanings set forth herein, even if such defined terms have been given different meanings elsewhere in the materials. The materials are for discussion purposes only. Houlihan Lokey expressly disclaims any and all liability, whether direct or indirect, in contract or tort or otherwise, to any person in connection with the materials. The materials were prepared for specific persons familiar with the business and affairs of the Company for use in a specific context and were not prepared with a view to public disclosure or to conform with any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and none of the Committee, the Company or Houlihan Lokey takes any responsibility for the use of the materials by persons other than the Committee. The materials are provided on a confidential basis solely for the information of the Committee and may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to, in whole or in part, without Houlihan Lokey’s express prior written consent. Notwithstanding any other provision herein, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons without limitation of any kind, the tax treatment and tax structure of any transaction and all materials of any kind (including opinions or other tax analyses, if any) that are provided to the Company relating to such tax treatment and structure. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, the tax treatment of a transaction is the purported or claimed U.S. income or franchise tax treatment of the transaction and the tax structure of a transaction is any fact that may be relevant to understanding the purported or claimed U.S. income or franchise tax treatment of the transaction. If the Company plans to disclose information pursuant to the first sentence of this paragraph, the Company shall inform those to whom it discloses any such information that they may not rely upon such information for any purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey is not an expert on, and nothing contained in the materials should be construed as advice with regard to, legal, accounting, regulatory, insurance, tax or other specialist matters. Houlihan Lokey’s role in reviewing any information was limited solely to performing such a review as it deemed necessary to support its own advice and analysis and was not on behalf of the Committee. The materials necessarily are based on financial, economic, market and other conditions as in effect on, and the information available to Houlihan Lokey as of, the date of the materials. Although subsequent developments may affect the contents of the materials, Houlihan Lokey has not undertaken, and is under no obligation, to update, revise or reaffirm the materials. The materials are not intended to provide the sole basis for evaluation of the Transaction and do not purport to contain all information that may be required. The materials do not address the underlying business decision of the Company or any other party to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party. The materials do not constitute any opinion, nor do the materials constitute a recommendation to the Board, the Committee, the Company, any security holder of the Company or any other party as to how to vote or act with respect to any matter relating to the Transaction or otherwise or whether to buy or sell any assets or securities of any company. Houlihan Lokey’s only opinion is the opinion, if any, that is actually delivered to the Committee. In preparing the materials Houlihan Lokey has acted as an independent contractor and nothing in the materials is intended to create or shall be construed as creating a fiduciary or other relationship between Houlihan Lokey and any party. The materials may not reflect information known to other professionals in other business areas of Houlihan Lokey and its affiliates. The preparation of the materials was a complex process involving quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaption and application of these methods to the unique facts and circumstances presented and, therefore, is not readily susceptible to partial analysis or summary description. Furthermore, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, the analyses contained in the materials must be considered as a whole. Selecting portions of the analyses, analytic methods and factors without considering all analyses and factors could create a misleading or incomplete view. The materials reflect judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the participants in the Transaction. Any estimates of value contained in the materials are not necessarily indicative of actual value or predictive of future results or values, which may be significantly more or less favorable. Any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which any assets, businesses or securities may actually be sold. The materials do not constitute a valuation opinion or credit rating. The materials do not address the consideration to be paid or received in, the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise. Furthermore, the materials do not address the fairness of any portion or aspect of the Transaction to any party. In preparing the materials, Houlihan Lokey has not conducted any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other party and has no obligation to evaluate the solvency of the Company or any other party under any law. PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION 6

Disclaimer (cont.) All budgets, projections, estimates, financial analyses, reports and other information with respect to operations (including, without limitation, estimates of potential cost savings and synergies) reflected in the materials have been prepared by management of the relevant party or are derived from such budgets, projections, estimates, financial analyses, reports and other information or from other sources, which involve numerous and significant subjective determinations made by management of the relevant party and/or which such management has reviewed and found reasonable. The budgets, projections and estimates (including, without limitation, estimates of potential cost savings and synergies) contained in the materials may or may not be achieved and differences between projected results and those actually achieved may be material. Houlihan Lokey has relied upon representations made by management of the Company that such budgets, projections and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management (or, with respect to information obtained from public sources, represent reasonable estimates), and Houlihan Lokey expresses no opinion with respect to such budgets, projections or estimates or the assumptions on which they are based. The scope of the financial analysis contained herein is based on discussions with the Company (including, without limitation, regarding the methodologies to be utilized), and Houlihan Lokey does not make any representation, express or implied, as to the sufficiency or adequacy of such financial analysis or the scope thereof for any particular purpose. Houlihan Lokey has assumed and relied upon the accuracy and completeness of the financial and other information provided to, discussed with or reviewed by it without (and without assuming responsibility for) independent verification of such information, makes no representation or warranty (express or implied) in respect of the accuracy or completeness of such information and has further relied upon the assurances of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, Houlihan Lokey has relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or any other participant in the Transaction since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to, discussed with or reviewed by Houlihan Lokey that would be material to its analyses, and that the final forms of any draft documents reviewed by Houlihan Lokey will not differ in any material respect from such draft documents. The materials are not an offer to sell or a solicitation of an indication of interest to purchase any security, option, commodity, future, loan or currency. The materials do not constitute a commitment by Houlihan Lokey or any of its affiliates to underwrite, subscribe for or place any securities, to extend or arrange credit, or to provide any other services. In the ordinary course of business, certain of Houlihan Lokey’s affiliates and employees, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, any Transaction counterparty, any other Transaction participant, any other financially interested party with respect to any transaction, other entities or parties that are mentioned in the materials, or any of the foregoing entities’ or parties’ respective affiliates, subsidiaries, investment funds, portfolio companies and representatives (collectively, the “Interested Parties”), or any currency or commodity that may be involved in the Transaction. Houlihan Lokey provides mergers and acquisitions, restructuring and other advisory and consulting services to clients, which may have in the past included, or may currently or in the future include, one or more Interested Parties, for which services Houlihan Lokey has received, and may receive, compensation. Although Houlihan Lokey in the course of such activities and relationships or otherwise may have acquired, or may in the future acquire, information about one or more Interested Parties or the Transaction, or that otherwise may be of interest to the Board, the Committee, or the Company, Houlihan Lokey shall have no obligation to, and may not be contractually permitted to, disclose such information, or the fact that Houlihan Lokey is in possession of such information, to the Board, the Committee, or the Company or to use such information on behalf of the Board, the Committee, or the Company. Houlihan Lokey’s personnel may make statements or provide advice that is contrary to information contained in the materials. PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION 7

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